June 5, 2009

Via U.S. Mail and Facsimile to 703-813-6983

John P. Nolan
Senior Asst. Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C.    20549

Re:	Liberty Bancorp, Inc.
Form 10-K for the fiscal year ended September 30, 2008
Form 10-Q for the quarter ended December 31, 2008 and March 31, 2009
File No. 000-51992

Dear Mr.  Nolan:

Please find below our response to your letter of May 27, 2009, regarding Liberty Bancorp, Inc.’s Form 10-K for the fiscal year ended September 30, 2008 and Form 10-Q for the quarters ended December 31, 2008 and March 31, 2009.

Form 10-Q for the quarter ended March 31, 2009

Note 8 – Fair Value Accounting, page 14

1.
In future filings beginning with the Form 10-Q for the quarter ended June 30, 2009, the    Company will include the reconciliation of the beginning and ending balances of all fair value measurements using level three inputs.    Changes during the period attributable to the items noted in FAS 157 paragraphs 32(c) and (d) will be presented separately.

John P. Nolan
June 5, 2009

*           *           *

Liberty Bancorp, Inc. acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure contained in the flings referenced herein; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments regarding this correspondence, please call Marc J. Weishaar at (816) 792-6611.

Sincerely,

LIBERTY BANCORP, INC.

/s/ Marc J. Weishaar

Marc J. Weishaar
Senior Vice President and Chief Financial Officer

cc:	Lindsay Bryan, U.S. Securities and Exchange Commission
Brent M. Giles, Liberty Bancorp, Inc.
Ralph Brant, Jr., Audit Committee Chairman
Joel E. Rappoport, Esq., Kilpatrick Stockton, LLP
Michael Trokey, Michael Trokey & Company, P.C.